SMX (Security Matters) PLC

Mespil Business Centre, Mespil House, Sussex Road

Dublin 4, Ireland

June 20, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edwin Kim and Larry Spirgel

RE:	SMX (Security Matters) PLC
Registration Statement on Form F-1
Filed May 20, 2025
File No. 333-287437

Ladies and Gentlemen:

This letter sets forth the response of SMX (Security Matters) PLC (the “Company”) to the comment from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated June 16, 2025 (the “Comment Letter”) relating to the Registration Statement on Form F-1, as amended (File No. 333-287437) (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this response letter, filed with the Securities and Exchange Commission an amendment to the Registration Statement which reflects these revisions (“Amendment No. 2”).

For convenience, we have set forth below, in bold type, the enumerated written comment provided in the Comment Letter to the Company. The response of the Company to the comment is set forth immediately following the comment. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2.

Registration Statement on Form F-1 filed May 20, 2025

Selling Stockholders, page 115

1.	Please clarify whether your selling stockholders are limited to 4.99% or 9.99% beneficial ownership at one time. You reference both percentages on page 115, but it is disclosed as 4.99% elsewhere in you registration statement.

Effect has been given to the Staff’s comment. Please see the revised disclosure on page 115.

In addition, we respectfully advise the Staff that the selling stockholders are limited to 4.99% beneficial ownership at one time.

2.	Please disclose the natural persons that holds investment and/or voting power over the shares issuable under the Convertible Promissory Note held by Secure Net Capital LLC and Target Capital 16 LLC and clarify if either are affiliated with a broker-dealer.

Effect has been given to the Staff’s comment. Please see the revised disclosure on page 115.

3.	Include a brief description of how the selling shareholders acquired their shares. In this regard, you reference the “RBW transaction” elsewhere in the document, but never identify the parties to the RBW transaction. In addition, there is no mention of shares underlying the warrants issued in the RBW transaction being registered for resale; however, this section indicates shares underlying warrants are being registered. Revise your cover page to identify how many shares are being registered underly your convertible notes and warrants. Also reflect these totals in your selling shareholder table.

We respectfully advise the Staff that the Company is not registering ordinary shares underlying warrants, as no warrants were issued to the selling stockholders in the RBW transaction. The inclusion of such language on page 115 of the prospectus was inadvertent and has been removed in Amendment No. 2. The Company confirms it is only registering for resale ordinary shares that are convertible under a convertible promissory note. Please see the revised disclosures on pages 5-6 and 115, and the removal of the reference to ordinary shares underlying warrants.

General

4.	We note that you are seeking to register for resale ordinary shares for your selling stockholders for shares that are convertible under a $6,875,000 convertible promissory note. Please clarify if this convertible promissory note is the same that is described as the RBW Purchase Agreement on page 5 and the “RBW Investors” are your selling shareholders, Secure Net Capital LLC and Target Capital 16 LLC.

Effect has been given to the Staff’s comment. Please see the revised disclosures on pages 5-6 and 15.

5.	We note that your RBW Purchase Agreement has three rolling closing dates, and the third closing date appears to close “on or about” the effective date of this registration statement. Clarify that the last closing will take place no later than effectiveness of the registration statement to ensure that the transaction has closed; otherwise, acceleration of the effective date of the registration statement would not be appropriate. Refer to Question 134.01 to our Securities Act Rules Compliance and Disclosure Interpretations.

Effect has been given to the Staff’s comment. The Company and the selling stockholders have amended the transaction documents to provide that the final closing will take place “no later than” effectiveness of the registration statement to ensure that the transaction has closed. Please see the revised disclosures on page 5 and. Additionally, the amendment to the securities purchase agreement reflecting this clarification is attached to Amendment No. 2 as Exhibit 10.67.

6.	Given the nature of your offering, including the size of the transaction relative to the number of outstanding shares held by non-affiliates and the amount of time Secure Net Capital LLC and Target Capital 16 LLC has held its shares, it appears that the transaction may be an indirect primary offering on behalf of the registrant. Please provide us with a detailed legal analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please consider Question 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations.

The Company respectfully advises the Staff that the Company does not believe that the transaction is an indirect primary offering. The Company has considered the factors set forth in Securities Act Rule Compliance and Disclosure Interpretations (“C&DI”) 612.09, regarding whether a purported secondary offering is really an indirect primary offering in which the selling stockholders are acting as underwriters selling on behalf of an issuer. Based on the factors set forth in C&DI 612.09, the Company respectfully submits that the selling stockholders are not acting as underwriters or otherwise as conduits for the Company and that the resale of the shares of the Company’s ordinary shares to be registered by the Registration Statement (the “Shares”) is not an indirect primary offering being conducted by or on behalf of the Company.

Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such underwriting...” The Division of Corporation Finance (the “Division”) provided guidance in Compliance and Disclosure Interpretations 612.09 (January 26, 2009) on the question of whether a “purported secondary offering is really a primary offering, i.e., the selling stockholders are actually underwriters selling on behalf of an issuer.” The Division indicated that the determination of whether a selling stockholder may be considered a statutory underwriter depends on the facts and circumstances and articulated six factors to be considered in determining whether an offering by selling stockholders is on behalf of an issuer.

The factors are: (i) how long the selling stockholders have held the shares; (ii) the circumstances under which they received them; (iii) their relationship to the issuer; (iv) the amount of shares involved; (v) whether the sellers are in the business of underwriting securities; and (vi) whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

The Company believes that the following analysis, in light of the definition of “underwriter” in the Securities Act and the Division’s guidance on whether selling stockholders are actually underwriters selling on behalf of an issuer, establishes that none of the Selling Stockholders are acting as statutory underwriters or selling on behalf of the Company.

Background

On May 7, 2025, the Company entered into Securities Purchase Agreement (“RBW Purchase Agreement”) with Secure Net Capital LLC and Target Capital 16 LLC (the “Selling Stockholders”) to issue and sell to each of the Selling Stockholders a promissory note (the “RBW Note”), for aggregate gross proceeds to the Company of up to $5.5 million (the “RBW Purchase Price”), before deducting fees to RBW and other expenses payable by the Company in connection with the transaction. The RBW Purchase Price shall be paid as follows: $1,375,000 on the initial closing date; $1,375,000 on a second closing date on or about the filing date of the Form F-1 (as defined below); and $2,750,000 on a third closing date on or about the effective date of the Form F-1. The initial closing date contemplated by the RBW Purchase Agreement (the “RBW Offering”) occurred on May 8, 2025, and the second closing date contemplated by the RBW Purchase Agreement occurred on May 22, 2025.

The RBW Notes are in the aggregate principal amount of up to $6,875,000 (the “RBW Principal Amount”), and carry an original issue discount of 20%. The maturity date of each RBW Note is the 12-month anniversary of the issuance date, and is the date upon which the RBW Principal Amount, as well as any other fees, shall be due and payable.

Each Selling Stockholder has the right, but not the obligation, at any time, to convert all or any portion of the then outstanding and unpaid RBW Principal Amount and interest if any (including any costs, fees and charges) into the Company’s Ordinary Shares at a conversion price equal to the greater of $0.32 (the “Floor Price”) and 85% of the lowest daily volume weighted average price of the Ordinary Shares during the seven trading days immediately prior to the date of conversion, subject to certain adjustments as provided in the RBW Note. Any such conversion is subject to conversion limitations, so each Investor beneficially owns less than 4.99% of the Ordinary Shares. Additionally, each Selling Stockholder is limited from selling the Ordinary Shares issued upon conversion of the RBW Note in an amount equal to 20% of the Company’s trading volume during the same trading day.

(i) How long the selling stockholders have held the shares.

To date, the Selling Stockholders have not yet acquired the Ordinary Shares that may be issued upon conversion of the RBW Note. Although each Selling Stockholder has the right to convert all or any portion of the then outstanding and unpaid RBW Principal Amount and interest if any, no such Selling Stockholder has exercised this right, nor is any Selling Stockholder obligated or required to convert any outstanding and unpaid RBW Principal Amount into ordinary shares.

Additionally, the Selling Stockholders have held the RBW Note since May 7, 2025 and continue to bear the economic and market risk of their investment in the Company for the period prior to the date that the Registration Statement is ultimately declared effective and (assuming any conversion, which is not required or assured) the shares sold thereunder (or under any applicable exemption from registration). The Selling Stockholders have already invested a total of $2,750,000 into the Company and will pay the final payment of $2,750,000 no later than the effectiveness of the Registration Statement. As a result, the Selling Stockholders have been subject to not only market risk, but also the risk that the Registration Statement would not be declared effective promptly or for a significant period of time. The Company believes the purchase of the RBW Note by the Selling Stockholders, which is convertible into the shares being registered for resale, is inconsistent with the notion that it is acquiring such securities with a view towards, or for resale in connection with, the public sale or distribution thereof, but rather consistent with a further long-term investment in the Company.

(ii) The circumstances under which the selling stockholders received the shares.

As stated previously, the Selling Stockholders have not yet acquired the Ordinary Shares that may be issued upon conversion of the RBW Note, and may never convert the RBW Notes in whole or in part. The Selling Stockholders received the RBW Note in connection with a private placement transaction pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act and, as noted above, have been at market risk for their investment since their acquisition of the RBW Notes. Moreover, each Selling Stockholder has made specific representations to the Company that such Selling Stockholder is acquiring the securities convertible into the ordinary shares registered on their behalf for their own account for investment purposes only. The Company is not aware of any evidence that would indicate that these specific representations were false.

Furthermore, the Company is not aware of any evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” There is nothing to suggest that any special selling efforts or selling methods by or on behalf of the Selling Stockholders has or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that the Selling Stockholders have taken any actions to condition or prime the market for the potential resale of the shares registered on its behalf.

Neither of the Selling Stockholders is acting on the Company’s behalf with respect to the ordinary shares being registered for resale under the Registration Statement, and the Company has no contractual relationship with the Selling Stockholders that would control the timing, nature and amount of resales of the ordinary shares or whether such ordinary shares are even resold at all under the Registration Statement. Each Selling Stockholder has the right, at any time, to convert all or any portion of the then outstanding and unpaid RBW Principal Amount and interest if any. In the event the Selling Stockholders choose not to exercise this right, in their sole and absolute discretion, the Company will be obligated to repay the RBW Note pursuant to its terms.

In addition, as set forth in the Registration Statement, the Company will not receive any proceeds from the sale of ordinary shares under the Registration Statement. Instead, the Selling Stockholders will receive all proceeds received from resale of the ordinary shares.

(iii) The relationship of the selling stockholders to the Company.

Based upon information supplied to the Company by the Selling Stockholders, the Selling Stockholders are private institutional accredited investors that invested in the Company for their own investment purposes and not with a view to resell or distribute ordinary shares. Moreover, the Selling Stockholders are under no obligation to convert any portion of the RBW Note into ordinary shares, nor resell such ordinary shares, if any, at any time. As stated above, in the event the Selling Stockholders choose not to exercise this right, the Company will be obligated to repay the RBW Note pursuant to its terms.

The Company does not have an underwriting relationship with the Selling Stockholders or any contractual, legal or other relationship that would control the timing, nature or amount of resales of the ordinary shares following the effectiveness of the Registration Statement or even whether, or if, any ordinary shares may be resold under the Registration Statement. To the Company’s knowledge, at no time have the Selling Stockholders been affiliated with or acted as securities broker-dealers or representatives thereof. Further, as noted above, the Selling Stockholders each represented to the Company that they were acquiring the securities for their own accounts and not with a view to resale or distribution.

None of the Selling Stockholders possess any special rights regarding the nomination, election or designation of members of the Company’s board of directors nor have any of the Selling Stockholders established a voting agreement or arrangement prior to or in connection with the offering.

Furthermore, the Company has no commitment, agreement, arrangement or understanding with any Selling Stockholders regarding a distribution of the shares included in the Registration Statement, and no Selling Stockholder will collect a fee, commission or other payment from the Company in exchange for selling shares of the Company’s ordinary shares and the Company is not entitled to any proceeds from the sale of shares by any Selling Stockholders.

(iv) The amount of shares involved.

It is respectfully submitted that the Company does not believe that the amount of shares being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to C&DI612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. The number of shares of the Company’s ordinary shares that will be registered in the offering is 21,484,375. The 21,484,375 ordinary shares is calculated based upon the Floor Price as set forth in the convertible promissory note. The 21,484,375 ordinary shares may never be issued, or a lesser amount of ordinary shares may be issued. Additionally, the ordinary shares that will be registered may never be sold, as it is in the discretion of the individual Selling Stockholders.

In addition, as provided above, each Selling Stockholder has the right, at any time, to convert all or any portion of the then outstanding and unpaid RBW Principal Amount and interest if any (including any costs, fees and charges) into the Company’s Ordinary Shares at a conversion price equal to the greater of the Floor Price and 85% of the lowest daily volume weighted average price of the Ordinary Shares during the seven trading days immediately prior to the date of conversion, subject to certain adjustments as provided in the RBW Note. The conversion price, if any, at the time of any future conversion of the RBW Note may be significantly higher than the Floor Price, resulting in the issuance of less ordinary shares than are registered under the Registration Statement.

(v) Whether the selling stockholders are in the business of underwriting securities.

Based upon information and belief of the Company, none of the Selling Stockholders or their affiliates act as underwriters in the ordinary course nor are any of the Selling Stockholders or their affiliates participating as underwriters in this offering. The Selling Stockholders all represented that they acquired their shares for investment purposes and not with a view of distribution. The Company has no basis to believe these representations are not true.

(vi) Whether under all the circumstances the selling stockholders are acting as a conduit for the Company.

The totality of the facts and circumstances described above surrounding the Selling Stockholders and the proposed offering demonstrates that the Selling Stockholders are not acting as a conduit for the Company in a distribution to the public. The Company believes that the following factors weigh in favor of this conclusion:

●	To date, the Selling Stockholders have not yet acquired the Ordinary Shares that may be issued upon conversion of the RBW Note. Although each Selling Stockholder has the right to convert all or any portion of the then outstanding and unpaid RBW Principal Amount and interest if any, no such Selling Stockholder has exercised this right, nor are the Selling Stockholders required to exercise this right.

●	The Selling Stockholders have borne the full economic and market risk relating to their investment in the Company.

●	None of the Selling Stockholders will collect a fee, commission or other payment from the Company in exchange for selling their respective ordinary shares. The proceeds from the sale of shares will be used by each Selling Stockholder for its own purposes. The Company will not receive any proceeds from the sale of ordinary shares by the Selling Stockholders.

●	The Company has no commitment, agreement, arrangement or understanding with any Selling Stockholder regarding a distribution of the shares included in the Registration Statement.

●	Based upon information currently available to the Company and the Company’s belief, none of the Selling Stockholders or their affiliates act as underwriters in the ordinary course nor are they participating as underwriters in connection with this offering.

For the foregoing reasons, the Company believes that none of the Selling Stockholders are, or should be considered, an “underwriter” under Section 2(a)(11) of the Securities Act with respect to the sale of the shares in the proposed offering. The Company believes that the sale of the shares in the proposed offering represents a true secondary offering consistent with the Division’s guidance.

We hope that the foregoing has been responsive to the Staff’s comment. Please do not hesitate to contact Stephen E. Fox of Ruskin Moscou Faltischek PC, counsel to the Registrant, at 516-663-6580 with any questions or further comments you have regarding the Registration Statement, the proposed Amendment No. 2 or if you wish to discuss the above response.

Very truly yours,

/s/ Haggai Alon
Chief Executive Officer

cc:	Stephen E. Fox, Esq.
Ruskin Moscou Faltischek PC